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                            July 14, 2022

       James Tivy
       Chief Financial Officer
       M-tron Industries, Inc.
       2525 Shader Road
       Orlando, FL 32804

                                                        Re: M-tron Industries,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12B
                                                            Filed June 29, 2022
                                                            File No. 001-41391

       Dear Mr. Tivy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to the Registration Statement on Form 10

       Unaudited Pro Forma Financial Statements, page 37

   1. We have reviewed your revisions made in response to our prior comment 5 and note your discussion and
disclosures of Management's Adjustments. Please remove the column of
                                                        Management's
Adjustments from the face of the pro forma balance sheet and pro forma statements of
operations, as such adjustments are only to be presented in an explanatory footnote in accordance
with the format in Rule 11-02(a)(7)(ii)(A) of Regulation S-X.
                                                        Also disclose in the
explanatory footnote whether the pro forma financial information reflects all
Management's Adjustments that are, in management's opinion, necessary to a fair statement of the
pro forma financial information presented. Refer to Rule 11-
                                                        02(a)(7)(i)(C) of
Regulation S-X.
 James Tivy
M-tron Industries, Inc.
July 14, 2022
Page 2
Business, page 43

2. We note your response to prior comment eight. Please clarify whether M-Tron Industries,
       Inc. is an operating company or a holding company. Please more clearly describe your operations and the operations of each of your subsidiaries. Also, please disclose the legal structure of your subsidiaries and consider including an organizational chart.
Management, page 53

3. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. LaPenta and Goldman should serve as directors of your company, in light of your business and structure. Refer to Item 401(e) of Regulation
       S-K.
Revolving Credit Agreement, page F-26

4. We note that you entered into a loan agreement for a revolving line of credit. Please file such agreement as an exhibit.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Beverly Singleton, Staff Accountant at (202) 551-3328 or Kevin
Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



                                                              Sincerely,
FirstName LastNameJames Tivy
                                                              Division of
Corporation Finance
Comapany NameM-tron Industries, Inc.
                                                              Office of
Manufacturing
July 14, 2022 Page 2
cc:       Michael L Zuppone
FirstName LastName